

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2015

Via E-mail
Joseph A. Carlucci
Chairman and Chief Executive Officer
American Renal Associates Holdings, Inc.
500 Cummings Center, Suite 6550
Beverly, Massachusetts 01915

> **Re: American Renal Associates Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 22, 2015**
> **CIK No. 0001498068**

Dear Mr. Carlucci:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2. Please clarify and disclose in the filing the basis for your statement that you are the largest dialysis services provider in United States exclusively focused on joint venture partnerships with physicians.

Organizational Structure, page 9

3. Please describe your organizational structure in greater detail; for example, disclose the states of organization for each entity and describe the assets held and/or the operations conducted by each entity. If material, please describe the LLC membership interests and file the related operating agreements as exhibits.

Summary Consolidated Financial Data, page 13

4. We refer you to footnote (a) on page 15 and page 66. Please explain and revise to provide clarifying disclosure why you recorded stock-based compensation adjustments for $21,342 and $1,047 in 2013 and 2014, respectively. These amounts do not agree with the amounts discussed in footnote (a) or the amounts presented in the statement of cash flows.

Risk Factors, page 17

If our suppliers are unable to meet our needs . . ., page 25

5. Please clarify whether you have any material agreements with your suppliers. If so, please file them as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

6. Please disclose any known trends or uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or liquidity. For example, you disclose in the risk factors that that many commercial insurance programs are moving towards a bundled payment system inclusive of EPO, which could have a material adverse effect on your revenues, earnings and cash flows. You also disclose that there is a current shortage of peritoneal dialysis solution and that the ongoing restrictions on these supplies could have a negative impact on your revenues, earnings and cash flows. For guidance, see Item 303(a) of Regulation S-K; Securities Act Release No. 33-8350; and Securities Act Release No. 33-6835.

Contractual Obligations and Commitments, page 77

7. On page 78 you disclose that certain of the put rights held by the nephrologist partners may be accelerated and exercised as a result of this offering. Please expand the disclosure to discuss the acceleration dates and how much of the exercisable amounts may be accelerated.

Critical Accounting Policies and Estimates, page 79

Stock-Based Compensation, page 81

8. Please expand your critical accounting policy to explain the methods used to estimate the expected volatility of share options, any changes in estimate that you anticipate may be required by FASB Topic 718 in periods after becoming a public company and the reasonably likely material effects on your results of operations. See Questions 4 of SAB Topic 14.B and 5 of SAB Topic 14.D.

Impairment of Long-Lived Assets, page 83

9. We note you perform your evaluation of recoverability at the asset group level. Please tell us and expand the disclosure to explain how you determine the lowest level for which identifiable and largely independent cash flows are identified for the purpose of grouping assets. In the instance where you may group more than one clinic within an asset group please explain and support your basis for doing so. See FASB ASC 360-10-35-23 through 35-25.

Business, page 85

Our Operating Structure, page 93

10. We note your disclosure that the company provided its existing physician equity partners an opportunity to invest in the company's common stock. Please describe the material terms of these transactions and how such equity investments in the company relate to your JV structure.

11. Please file as exhibits the form of joint venture operating, medical director and management services agreements that you enter into with your clinics or tell us why you believe these agreements are not material. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Management, page 112

12. Please describe any agreement between any director and any other persons pursuant to which he was or is to be selected as a director or nominee. For example, we note the stockholders agreement with Centerbridge. See Item 401(a) of Regulation S-K.

Executive Officers and Directors, page 112

Executive Compensation, page 118

2014 Bonus Compensation, page 119

13. Please disclose the Adjusted EBITDA target for 2014.

Certain Relationships and Related Party Transactions, page 131

14. Please disclose the transaction relating to the revolving note agreement with an executive that you describe in the notes to the financial statements or tell us why you believe this disclosure is not required. See Item 404(a) of Regulation S-K.

Lease Agreements with Entities Owned by Related Parties, page 131

15. Please disclose the name of the related person and the basis on which the person is a related person for these transactions. See Item 404(a)(1) of Regulation S-K. Please also disclose the amount involved for these transactions for the two fiscal years preceding the company's last fiscal year. See Instruction 1 to Item 404 of Regulation S-K.

Transaction Fee and Advisory Services Agreement, page 131

16. Please disclose the dollar value of the amount involved in these transactions for the past three fiscal years and the current year. See Item 404(a)(3) and Instruction 1 to Item 404 of Regulation S-K.

Employment Arrangements with Immediate Family Members . . . , page 131

17. Please also disclose the amount involved under these employment arrangements for fiscal 2012 and the current year.

Index to Financial Statements, page F-1

Notes to Consolidated Financial Statements

Note B – Summary of Significant Accounting Policies

Basis of Presentation and Consolidation, page F-8

18. You disclose that you consolidate the accounts of joint venture entities where the company has the controlling interest. Provide us with an analysis of the variable and voting interest consolidation models in ASC 810 and the facts and circumstances that support the present accounting treatment. Please be detailed in your response and support

your conclusions with the appropriate accounting guidance. Also tell us how the medical director agreement, operating agreement and management service agreements that are entered into at the time clinics are formed has factored into your consideration.

Note P – Stock-based Compensation, page F-30

19. Please revise and disclose the total incremental compensation cost resulting from the modification to options issued in connection with the return of capital dividend disclosed on page F-32. See ASC 718-10-50-2h.2.

20. We note that your expected volatility is based upon the average of historical weekly price changes of stock from comparable publicly-traded companies over a period of the expected option term rather than the expected volatility of your share price. Please tell us if you have elected to apply the provisions of ASC 718-10-30-20 to account for share options under the calculated value method or an alternative basis in accounting. If you have applied the calculated value method please tell us the following:

   • The name of the industry sector index selected for comparison;
   • How the industry sector index has taken into account the size of this company;
   • Whether you have consistently applied this index to all share options or similar instruments in each accounting period;

   Also tell us how you have provided all of the disclosures required in paragraph 718-10-50-2f.2.ii or provide the disclosures in your next amendment.

Note Q – Related Party Transactions, page F-34

21. Please revise to include a discussion of the lease agreements with entities owned by related parties disclosed on page 131.

Recent sales of unregistered securities, page II-2

22. For each transaction, name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K. Please also tell us whether the common stock sales to your physician partners are included in this section.

Undertakings, page II-4

23. Please include the undertakings in Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C, and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Signatures

    24. Please include a signature line for your controller or principal accounting officer. See Instruction 1 to Signatures in Form S-1.

       You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3781 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

                    Sincerely,

                    /s/ Brigitte Lippmann (for)

                    John Reynolds
                    Assistant Director
                    Office of Beverages, Apparel, and Mining

cc: Michael D. Nathan, Esq.
    Simpson Thacher & Bartlett LLP